

13030054

[UNITED ST]ATES
[SECURITIES AND EXCH]ANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M+T Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Delaware Ave. Suite 2000
(No. and Street)

Buffalo (City) NY (State) 14202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Keane (716) 651-4819
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3600 HSBC Center (Address) Buffalo (City) NY (State) 14203-2879 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/11/13

OATH OR AFFIRMATION

I, Michael J. Keane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M+T Securities Inc, as of February 28, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Group Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Heidi A Hartnett
Notary Public, State of New York
Qualified in Erie County
No. 01HA6065608
Commission Expires Oct. 22, 2013


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M&T SECURITIES, INC.

Financial Statements and Schedules

December 31, 2012

M&T SECURITIES, INC.
Index to Financial Statements
December 31, 2012



Independent Auditor's Report

To the Board of Directors and Shareholder of
M&T Securities, Inc.

We have audited the accompanying financial statements of M&T Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statement of income, cash flows and changes in shareholder's equity for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&T Securities, Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.


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Other Matter

The audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2013

M&T SECURITIES, INC.
Statement of Financial Condition
December 31, 2012
(Dollars in thousands)

Assets:		
Cash on deposit with M&T Bank	$	312
Securities owned, at fair value		17,320
Investment in Wilmington Prime Money Market Fund		18,799
Receivable from broker		12,882
Furniture and equipment, at cost less accumulated depreciation of $2,660		817
Deferred income taxes		1,942
Other assets		4,038
Total assets	$	56,110
Liabilities:		
Due to customers	$	39
Due to parent		7,399
Commissions payable		2,525
Deferred revenue		7,854
Other liabilities		1,945
Total liabilities		19,762
Shareholder's equity:		
Common stock, no par value, 200 shares authorized, 30 shares issued and outstanding		75
Additional paid-in capital		29,417
Retained earnings		6,856
Total shareholder's equity		36,348
Total liabilities and shareholder's equity	$	56,110

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Income
Year ended December 31, 2012
(In thousands)

Revenues:	
Commissions	$ 59,297
Fees	22,726
Trading	6,700
Interest	464
Other	5,597
Total revenues	94,784
Expenses:	
Employee compensation and benefits	55,428
Occupancy	13,420
Clearing broker fees	1,511
Other	15,557
Total expenses	85,916
Income before income taxes	8,868
Income taxes	3,197
Net income	$ 5,671

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Cash Flows
Year ended December 31, 2012
(In thousands)

Cash flows from operating activities:	
Net income	$ 5,671
Adjustments to reconcile net income to net cash provided by operating activities:	
Stock-based compensation expense	1,109
Depreciation and amortization	499
Deferred income taxes	283
Net change in:	
Securities owned, at fair value	(10,471)
Receivable from broker	(93)
Current income taxes receivable from/ payable to parent	(336)
Deferred revenue	(363)
Other, net	3,353
Net cash used in operating activities	(348)
Cash flows from investing activities:	
Capital expenditures, net	(240)
Net decrease in cash and cash equivalents	(588)
Cash and cash equivalents at beginning of year	19,699
Cash and cash equivalents at end of year	$ 19,111

Supplemental disclosure of cash flow information

Interest received during the year	$ 264
Income taxes paid to parent during the year	3,250

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Statement of Changes in Shareholder's Equity
Year ended December 31, 2012

	Common stock	Additional paid-in capital	Retained earnings	Total
	(In thousands)			
Balance at January 1, 2012	$ 75	28,308	1,185	29,568
Net income	-	-	5,671	5,671
Stock-based compensation expense	-	1,109	-	1,109
Balance at December 31, 2012	$ 75	29,417	6,856	36,348

See accompanying notes to financial statements.

M&T SECURITIES, INC.
Notes to Financial Statements
December 31, 2012

1. Organization and operations

M&T Securities, Inc. ("the Company") is a wholly owned subsidiary of M&T Bank and is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company provides securities brokerage, investment advisory and insurance services.

The Company has an agreement with a clearing broker under which customer account records are maintained and individual securities and mutual fund transactions are executed. The Company sells mutual funds, fixed income and other securities, and annuity and insurance products in the banking offices of M&T Bank. The mutual fund and annuity activity is either cleared utilizing the clearing broker or self-cleared directly with the mutual fund or insurance companies. Life insurance products are self-cleared directly with insurance companies.

The Company acts as both principal and riskless principal on municipal security transactions and other fixed income government and corporate securities. As principal, securities are purchased from dealers at the market rate and held until sold at a mark-up to the customer. As riskless principal, the Company purchases securities from dealers at the market rate and simultaneously delivers the securities to the customer at a mark-up. Revenues associated with these activities are included in trading revenues in the statement of income. The Company participates in municipal securities underwriting activities as a syndicate member or as part of a selling group. The Company also acts as manager for the issuance and distribution of municipal notes and bonds. Revenues associated with these activities are included in fee revenues in the statement of income. As distributor, the Company may maintain an inventory of these issues until sold.

The Company provides mutual fund shareholder services to the Wilmington Funds, an affiliated open-end registered investment company. The associated revenues totaled $66,000 in 2012 and are included in fee revenues in the statement of income.

The Company is subject to applicable federal and state securities laws and regulations, the rules of the Financial Industry Regulatory Authority and the Municipal Securities Rulemaking Board, and state insurance laws and regulations.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of significant accounting policies used in the preparation of the financial statements follows:

Statement of cash flows

For purposes of the statement of cash flows, cash and cash equivalents consist of cash on deposit with M&T Bank and investment in the Wilmington Prime Money Market Fund.

Securities owned

Securities owned are stated at fair value. Realized gains and losses and unrealized changes in fair value of securities owned are included in trading revenues in the statement of income.

Investment in Wilmington Prime Money Market Fund

The Company invests available funds in excess of anticipated liquidity requirements in the Wilmington Prime Money Market Fund (formerly known as the MTB Money Market Mutual Fund until its name change on March 9, 2012). This mutual fund predominantly invests in short-term debt obligations issued by the U.S. government and its agencies and corporations, and repurchase agreements secured by these obligations. Valuation of the investment in this mutual fund is considered a Level 1 valuation in the fair value hierarchy established by GAAP. Level 1 valuations are determined from quoted prices in active markets for identical assets. Income earned on the investment is included in interest revenues in the statement of income.

2. Summary of significant accounting policies, continued

Commissions and clearing broker fees

Commissions from brokerage services and sales of annuities that are reasonably estimable are recorded as income on the trade date. Commissions from mutual funds and life insurance sales are recorded when received from the mutual fund or insurance companies. Clearing broker fees and other expenses are recognized as incurred.

Stock-based compensation

Employees of the Company have been granted restricted stock awards, comprised of restricted stock and restricted stock units, and options to purchase shares of common stock of M&T Bank Corporation ("M&T"), the parent company of M&T Bank, under incentive compensation plans of M&T. Information regarding the incentive compensation plans of M&T is included in M&T's Annual Report (Form 10-K) as filed with the SEC.

The Company recognizes expenses for stock-based compensation using the fair value method of accounting. Stock-based compensation expense is included in employee compensation and benefits expenses in the statement of income. As of December 31, 2012, outstanding stock options and unvested restricted stock awards granted to the Company's employees totaled 165,028 (all of which were exercisable) and 43,218, respectively.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets, which are from three to ten years.

Income taxes

The Company is included in the consolidated federal and various combined state and local income tax returns of M&T. Pursuant to an intercompany tax sharing agreement with M&T, the Company remits tax payments to M&T Bank as if it filed a separate return and receives benefits for losses recognized in consolidation. The Company also files separate income tax returns in other state and local jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax effects attributable to differences between the financial statement value of existing assets and liabilities and their respective tax bases and carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

3. Securities owned

The Company maintains a trading inventory, predominantly comprised of municipal notes and bonds, as both principal and riskless principal. Valuations of securities owned by the Company have been classified as Level 2 in the fair value hierarchy established by GAAP. Level 2 valuations are determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, or by model-based techniques in which all significant inputs are observable in the market.

4. Pension plans and other postretirement benefits

The Company participates in M&T's noncontributory defined benefit and defined contribution pension plans covering substantially all full-time employees. Pension benefits accrue to participants based on their level of compensation and number of years of service. Amounts contributed to the defined benefit plan are sufficient to meet Internal Revenue Code funding standards. Net periodic pension expense related to the defined benefit plan recognized by the Company in 2012 was $1,353,000. Expense recorded by the Company in 2012 related to the defined contribution plan was $1,078,000. Expenses related to the pension plans are included in employee compensation and benefits expenses in the statement of income.

The Company also participates in M&T's defined benefit health care and life insurance plans, which provide benefits for qualified retired employees who reached the age of 55 while working for M&T or its subsidiaries. Substantially all salaried employees are eligible to select coverage in the plans. Net postretirement benefits expense recognized by the Company in 2012 was $137,000. Such expense is included in employee compensation and benefits expenses.

Additionally, the Company participates in the M&T Bank Corporation Retirement Savings Plan and Trust ("RSP") that is a defined contribution plan in which eligible employees may defer up to 50% of qualified compensation via contributions to the plan. The Company makes an employer matching contribution in an amount equal to 75% of an employee's contribution, up to 4.5% of the employee's qualified compensation. Employee benefits expense resulting from the Company's contributions to the RSP totaled $1,482,000 in 2012.

5. Income taxes

The components of income taxes were as follows:

	(In thousands)
Current	
Federal	$2,289
State and city	625
Total current	2,914
Deferred	
Federal	225
State and city	58
Total deferred	283
Total income tax expense	$3,197

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:

	(In thousands)
Income tax expense at statutory rate	$3,104
State and city income taxes, net of federal income tax effect	444
Stock-based compensation	(215)
Tax-exempt interest	(160)
Other	24
	$3,197

Net deferred tax assets were comprised of the following:

	(In thousands)
Stock-based compensation	$1,619
Other assets	87
Incentive compensation plans	333
Total deferred tax asset	2,039
Depreciation and amortization	(97)
Net deferred tax asset	$1,942

The Company believes that it is more likely than not that the deferred tax asset will be realized through taxable earnings or alternative tax strategies.

6. Related party transactions

Cash and money-market assets

The Company maintains an operating checking account with M&T Bank. When available, funds are invested in the Wilmington Prime Money Market Fund, a mutual fund managed by Wilmington Trust Investment Advisors, Inc., a wholly owned subsidiary of M&T Bank and formerly known as MTB Investment Advisors, Inc. prior to its name change on January 10, 2012.

Occupancy

The Company leases space within banking offices of M&T Bank. The lease agreement remains in effect until terminated by either party with ninety days written notice. Pursuant to the terms of this agreement, rent expense incurred during 2012 related to premises of M&T Bank occupied by the Company totaled $11,814,000, and was equal to 20% of adjusted gross commission and fee income earned by the Company from sales at certain banking offices, less marketing, promotion and other expenses incurred by the Company deductible under this agreement. The Company also occupies non-banking office space in facilities owned or leased by M&T Bank. Occupancy expenses related to those facilities amounted to $1,403,000 in 2012.

Due to parent

Amounts payable to M&T Bank resulting from the transactions noted herein are generally paid on a monthly basis.

Training

The Company conducts technical training sessions for employees of M&T Bank. Amounts received from M&T Bank reimbursing the Company for those sessions totaled $477,000 in 2012 and were included as a reduction of other expenses in the statement of income. Additionally, M&T Bank provides training services to employees of the Company. Amounts paid by the Company to M&T Bank for training totaled $65,000 in 2012 and were included in other expenses in the statement of income.

Services performed by parent

Costs for data processing, personnel administration, legal and other services performed by M&T Bank on behalf of the Company are included in other expenses in the statement of income and totaled $7,295,000 in 2012.

7. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital calculated in accordance with SEC Rule 15c3-1 (see Schedule I) was $29,273,000 at December 31, 2012, which was $27,956,000 in excess of the minimum required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.68 to 1 at December 31, 2012.

8. Contingent liabilities

In the normal course of business, the Company executes transactions on behalf of customers. If such transactions do not settle because of failure to perform by a party to the transaction the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction. The Company has not incurred any material losses as a result of this type of nonperformance.

The Company clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has not incurred any material losses as a result of these guarantees.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker with which it conducts business.

In the normal course of business, the Company enters into underwriting commitments. At December 31, 2012 the Company had a commitment in the amount of $13,865,000 for municipal bonds and notes purchased on a when-issued basis and not settled as of December 31, 2012.

The Company is subject, in the normal course of business, to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability, if any, arising out of litigation pending and threatened against the Company will be material to the Company's financial position, but at the present time is not in a position to determine whether such litigation will have a material adverse effect on the Company's results of operations in any future reporting period.

Schedule I

M&T SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2012
(In thousands)

Net capital		
Shareholder's equity	$	36,348
Adjustment for non-allowable assets:		
Deferred income taxes		1,942
Furniture and equipment		817
Various asset accounts not offset against related liabilities		3,097
Net capital before haircut on securities positions		30,492
Haircut on securities positions		1,219
Net capital		29,273
Required net capital (6 2/3% of aggregate indebtedness of $19,762)		1,317
Excess net capital	$	27,956

There is no difference in the amount of net capital presented above and the amount reported by the Company in Part II of Form X-17A-5 as of December 31, 2012, submitted on January 25, 2013.

Schedule II

M&T SECURITIES, INC.
Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3
December 31, 2012

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (k)(2)(i) and (ii) of Rule 15c3-3 dealing with introducing brokers.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035185 FINRA DEC
M & T SECURITIES INC 13*13
ATTN: CAROL GOULDING
265 DELAWARE AVE STE 2000
BUFFALO NY 14202-1869

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Ives 716-651-1632

2. A. General Assessment (item 2e from page 2) $ 125,969

B. Less payment made with SIPC-6 filed (exclude interest) (59,402)

_______ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 66,369

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 66,367

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

M&T Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Operating Officer
(Title)

Dated the 28 day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 94,784,361
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	10,099
(7) Net loss from securities in investment accounts.	
Total additions	94,794,460
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	42,636,105
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,511,225
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	302,286
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	37,415

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		44,487,031
2d. SIPC Net Operating Revenues		$ 50,307,430
2e. General Assessment @ .0025		$ 125,769

(to page 1, line 2.A.)